[redacted]

09057976

DSTATES
CHANGECOMMISSION
ı, D.C. 20549

BD 3/9

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15009

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OneAmerica Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OneAmerican Square
(No. and Street)

Indianapolis (City) IN (State) 46282 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicholas A. Filing 317-285-1525
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 North Meridian Street, Suite 1700 (Address) Indianapolis (City) IN (State) 46204 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/16

OATH OR AFFIRMATION

I, Albert W. Leier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NYLIFE Distributors LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Karen Lattanzi
Notary Public of New Jersey
My Commission Expires Nov. 4, 2013

Notary Public

Signature

Vice President - Financial Operations
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
300 North Meridian Street
Indianapolis IN 46204
Telephone (317) 453 4100
Facsimile (317) 453 4350

Report of Independent Auditors

To the Board of Directors
of OneAmerica Securities, Inc:

In planning and performing our audit of the financial statements of OneAmerica Securities, Inc. (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PRICEWATERHOUSECOOPERS

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2009

OneAmerica Securities, Inc.

Financial Statements and Supplementary Schedules
Pursuant to SEC Rule 17a-5
December 31, 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
300 North Meridian Street
Indianapolis IN 46204
Telephone (317) 453 4100
Facsimile (317) 453 4350

Report of Independent Auditors

To the Board of Directors and the Shareholder of
OneAmerica Securities, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in stockholder's equity, and of cash flows present fairly, in all material respects, the financial position of OneAmerica Securities, Inc. (the "Company") at December 31, 2008, and the results of its operations, changes in stockholder's equity and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules on pages 9 and 10 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Indianapolis, Indiana
February 25, 2009

OneAmerica Securities, Inc.
Statement of Financial Condition
December 31, 2008

Assets	
Cash and cash equivalents	$ 694,721
Deposit with clearing broker	25,000
Accrued commissions receivable	956,212
Prepaid expenses	20,715
Due from parent	104,184
Other assets	746
Total assets	$ 1,801,578
Liabilities and stockholder's equity	
Liabilities	
Commissions payable	$ 874,676
Accounts payable	126,737
Other liabilities	32,415
Total liabilities	$ 1,033,828
Stockholder's Equity	
Common stock, no par value, 1,000 shares authorized, 400 shares issued and outstanding at stated amount of $75 per share	$ 30,000
Additional paid-in capital	4,667,000
Accumulated deficit	(3,929,250)
Total stockholder's equity	767,750
Total liabilities and stockholder's equity	$ 1,801,578

The accompanying notes are an integral part of these financial statements.

OneAmerica Securities, Inc.
Statement of Operations
For year ended December 31, 2008

Revenues		
Commissions	$	20,740,433
Investment advisor fees		1,492,238
Interest & miscellaneous income		44,410
Revenue sharing		10,655,026
Total revenues		32,932,107
Expenses		
Sales commissions and clearing charges		20,360,316
Salaries, other employee benefits, and administrative		1,684,971
General office expenses		137,794
Rent		67,357
Travel		69,751
Regulatory licenses and fees		103,064
Revenue sharing		10,655,026
Other		755,101
Total expense		33,833,380
Loss before income taxes		(901,273)
Income tax expense—federal (Note 3)		(311,303)
Net loss	$	(589,970)

The accompanying notes are an integral part of these financial statements.

OneAmerica Securities, Inc.
Statement of Changes in Stockholder's Equity
For year ended December 31, 2008

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at December 31, 2007	$ 30,000	$ 3,667,000	$ (3,339,280)	$ 357,720
Capital contribution	-	1,000,000	-	1,000,000
Net loss	-	-	(589,970)	(589,970)
Balance at December 31, 2008	$ 30,000	$ 4,667,000	$ (3,929,250)	$ 767,750

The accompanying notes are an integral part of these financial statements.

OneAmerica Securities, Inc.
Statement of Cash Flows
For year ended December 31, 2008

Cash flows from operating activities	
Net income (loss)	$ (589,970)
Adjustments to reconcile net loss to net cash used for operating activities	
Net changes in assets and liabilities	
Decrease in accrued commissions receivable	688,927
Decrease in other assets and prepaid expenses	7,015
Increase in due from parent	(104,184)
Decrease in commissions payable	(456,421)
Decrease in other liabilities	(26,469)
Increase in accounts payable	126,737
Decrease in due to parent	(197,749)
Decrease in legal settlements	(525,000)
Total adjustments	(487,144)
Net cash used for operating activities	(1,077,114)
Cash flows from financing activities	
Proceeds from capital contribution	1,000,000
Net cash provided for financing activities	1,000,000
Net decrease in cash and cash equivalents	(77,114)
Cash and cash equivalents, beginning of year	771,835
Cash and cash equivalents, end of year	$ 694,721
Supplementary information	
Net cash received from parent for income taxes	$ 444,025

The accompanying notes are an integral part of these financial statements.

1. Organization and Selected Significant Accounting Policies

Organization and Business

OneAmerica Securities, Inc. (the "Company") is a registered securities broker-dealer and was organized in 1969 as a wholly owned subsidiary of American United Life Insurance Company ("AUL") for the purpose of selling mutual fund shares. During 1998, pursuant to an agreement with the Financial Industry Regulatory Authority ("FINRA"), the Company was permitted to expand its business to act as an introducing securities broker-dealer for the sales of equity and fixed income securities.

Cash and Cash Equivalents

For the purpose of the statements of financial condition and cash flows, the Company considers all highly liquid instruments with maturity of three months or less to be cash equivalents. The carrying value of these equivalents approximates fair value.

Commissions

Commissions earned from the sale of securities are recorded when earned, along with their related expenses, on a trade-date basis.

Related Parties

AUL furnishes personnel, office space and other services to the Company under a service agreement, which specifies monthly payment, by the Company, of the costs assigned to these services by AUL. The methodology for the determination of these costs is intended to reflect the actual costs incurred by AUL on behalf of the Company. For the year ended December 31, 2008, AUL provided certain administrative services to the Company for which it was reimbursed $1,415,599. In addition, the Company paid a fee of $158,000 to AUL for administration and payment of sales bonus. The Company provided certain administrative services to AUL for which it was reimbursed $1,476,900. These amounts are included as part of salaries, other employee benefits, and administrative expenses in the statement of operations.

For the year ended December 31, 2008, commission revenues and commission expenses include $9,616,038 from AUL from the distribution of variable annuity and retirement products that are proprietary to AUL ("proprietary income") and $10,655,026 of revenue sharing income and expense. Both amounts represent commission revenue and commission expense to AUL that require reporting through a broker dealer. The fees received are recognized as income and then subsequently paid to AUL representing an expense. The net income statement impact for both proprietary income and expense and revenue sharing income and expense is $0.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk in Financial Instruments

A portion of the Company's cash equivalents are exposed to credit loss to the extent of funds held in money market accounts. At December 31, 2008, the Company held $657,744 in a single SEC registered money market mutual fund, which is insured through the federal guarantee program.

The clearing and depository operations for the Company's nonmutual fund securities transactions are performed by a single clearing broker pursuant to a clearance agreement. At December 31, 2008, the accrued commissions receivable reflected on the statement of financial condition includes $162,576 representing amounts due from this clearing broker, who is a member of a nationally recognized exchange. The Company consistently monitors the credit worthiness of the clearing broker to mitigate its exposure to credit risk.

Contingencies

In the normal course of its business, the Company is contingently liable to its clearing broker for cash payment requirements of customer securities transactions and the failure of delivery of securities sold by a customer.

Various lawsuits have arisen in the ordinary course of the Company's business. In each of the matters and collectively, the Company believes the ultimate resolution of such litigation will not result in any material adverse impact to operations or the financial condition of the Company.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's net capital rule, which requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15-to-1.

At December 31, 2008, the Company had net capital, as defined, of $655,264 and $592,235 in excess of minimum requirements, and its ratio of aggregate indebtedness to net capital was 1.44 to 1.

3. Income Taxes

The Company is a member of a group that files a consolidated federal income tax return. State income tax returns, except for Indiana, are expected to be filed separately from AUL. The Company is a party to a tax sharing agreement with AUL that principally provides that the Company will pay (or receive) an amount equal to tax on its current year taxable income (or loss) generated. Payments made to (or received from) AUL for the Company's separate tax liability (or recovery) are made through routine intercompany settlements.

As required, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized measured, presented and disclosed in the financial statements. FIN 48 requires the affirmative evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether it is more-likely-than-not (i.e. greater than 50-percent) that each tax position will be sustained upon examination by a taxing authority based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. Differences between tax positions taken in a tax return and amounts recognized in the financial statements will generally result in an increase in a liability for taxes payable (or a reduction of a tax refund receivable), including the recognition of any related interest and penalties as a component of tax incurred.

Open tax years are those that are open to examination by the tax authorities (i.e., the last 4 tax year-ends and the interim tax period since then). No federal income tax examinations are in progress and the Company has not been formally apprised of the Internal Revenue Service's intent to audit open tax years.

As of December 31, 2008, management of the Company has reviewed all open tax years and concluded that there is no tax liability resulting from unrecognized tax benefits related to uncertain tax positions taken or expected to be taken in future tax returns.

The federal income tax expense differs from the federal statutory rate as a result of certain nondeductible expenses.

Net payments received by the Company from AUL under the tax sharing agreement amounted to $444,025 during 2008. At December 31, 2008, included in the amount due from parent are a receivable of $51,774 for the current tax benefit and a receivable for deferred tax of $52,410. The 2008 current tax benefit amounted to $610,578 and the current deferred tax expense amounted to $242,443.

4. Fair Value Measurements

The Company adopted the Statement of Financial Accounting Standards No. 157 (FAS157), *Fair Value Measurements* effective January 1, 2008. FAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The implementation of SFAS 157 did not have a material impact on the Company's financial statements.

FAS 157 requires the Company to classify its assets and liabilities based on valuation using three levels. Level 1 values are based on quoted prices in active markets for identical securities. Level 2 values are based on significant observable market inputs, such as quoted prices for similar securities and quoted prices in inactive markets. Level 3 values are based on significant unobservable inputs, including the Company's own assumptions, in determining the fair value of investments.

At December 31, 2008, all of the Company's cash equivalents carried at fair value totaling $657,744 were based on Level 1 inputs.

5. Indemnifications

Under the Company's organizational documents, its officers and directors are indemnified against certain liabilities arising out of the performance of their duties to the Company. In addition, in the normal course of business, the Company enters into contracts with its vendors and others that provide for general indemnification. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company. However, based on experience, the Company expects the risk of loss to be remote.

Supplementary Information

OneAmerica Securities, Inc.
Computation of Net Capital
Under Securities and Exchange Commission Rule 15c3-1
December 31, 2008

Total stockholder's equity	$ 767,750
Nonallowable assets	
Prepaid expenses	(20,715)
Accounts receivable and deposits	(62,832)
Due from parent	(51,774)
Net deferred tax asset	(52,410)
Other additions and or credits	
Discretionary bonus accrual (net of tax)	88,400
Net capital before haircuts	668,419
Haircuts	13,155
Net capital	655,264
Computation of Basic Net Capital Requirement	
Minimum net capital required	63,029
Excess net capital	$ 592,235
Computation of Aggregate Indebtedness	
Commissions payable (net of discretionary bonus accrual)	$ 786,276
Accounts payable	126,737
Other liabilities	32,415
Aggregate indebtedness	$ 945,428
Ratio of aggregate indebtedness to net capital	1.44 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There were no material differences between the Computation of Net Capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Part 11A Focus report filing as of December 31, 2008

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission as provided by paragraph (k)(2)(ii). Accordingly, the Company is not required to submit a computation for determination of reserve requirements or information relating to possession or control requirements.